Apex Acquires Additional REE Rights and Consolidates
Priority Target Area at The Elk Creek Rift Project,
Nebraska

Vancouver, British Columbia - October 14, 2025 - Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9) ("Apex" or the "Company"), a Canadian mineral exploration company focused on the identification and development of critical and strategic metals, is pleased to report that the Company has acquired additional rare earth exploration rights within a high-priority target area at the Elk Creek Rift Project in southeastern Nebraska, U.S.A.

The Rift Project includes exploration rights and purchase options for an increased total of approximately 3,024 acres (1,224 ha), encompassing highly prospective portions of the Elk Creek Carbonatite Complex contiguous and adjacent to NioCorp Developments Ltd. (see Figure 1).

Figure 1: Apex's Elk Creek Rift Project in Nebraska, USA, with Primary Target Area for Phase I Drilling (red ellipse)

Sean Charland, CEO of Apex Critical Metals, stated: "This acquisition consolidates a key area within our Elk Creek Rift Project, and our team is actively refining our Phase I drill plan and advancing permitting with a view towards commencing our inaugural program before the end of the year."

The Company is in the process of modelling all historical information for targeted drilling to expand upon the historical REE findings, with an initial focus on the EC-93 and NEC11-004 area (previously reported), where high-grades of rare earth mineralization from historical drilling remain open in all directions. Other areas of the Rift Project recently identified as requiring follow up drilling include (Figure 1):

- EC-43 (1 km south of EC-93)

o 189.0 to 323.1 m - 134.1 m of 1.22% TREO1

▪ including 12.2 m of 3.18% TREO from 243.8 to 256 m or 27.4 m of 1.83% from 295.7 to 323.1 m

- EC-04 (West Anomaly)

o 217.1 to 402.3 - 185.2 m of 1.18% LREO2

o 429.8 to 445.0 m - 15.2 m of 1.14% TREO

The historical drillhole EC-43 is approximately one (1) kilometre to the southeast of EC-093 represents the nearest drill hole to EC-93/NEC11-004 and is within the south-central parts of a large overall area considered a high priority for REE mineralization, as previously identified by Molycorp (1973-1986). The Company believes this demonstrates the potential scale of REE mineralization within the complex.

For additional information and disclosure regarding the Company's Elk Creek Rift Project please visit the Company's website at apexcriticalmetals.com and refer to Company press releases on September 3rd and October 1st, 2025.

Management cautions that discoveries on adjacent properties (e.g., NioCorp Developments Ltd.) are not necessarily indicative of the presence of mineralization on the Rift Project. Drillholes EC- 43 and EC-04 were originally completed by Molycorp between 1973-1986 with reanalysis performed by Quantum Rare Earth Development Corp. in 2010. The results presented herein, with the exception of the noted interval from EC-04, are from the 2010 reanalysis.

1Total rare earth oxide, includes the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3

2No 2010 reanalysis data available. Original analytical results from historical drillholes completed by Molycorp were commonly limited to just the four lightest (LREO) of the REE's (Ce, La, Nd, Pm).

Advancing U.S. Rare Earth Independence

This move aligns with surging U.S. investments in domestic REE production. Recent developments include the Department of Defense's US$400 million equity stake in MP Materials' Mountain Pass mine and Apple's US$500 million multi-year supply agreement with the same producer. According to the U.S. Geological Survey's 2025 Mineral Commodity Summaries, the U.S. remains 100% import-dependent for several critical minerals, including rare earths, with domestic consumption at approximately 8,800 metric tons of rare earth oxides equivalent in 2024. The company's entry into the Elk Creek area supports efforts to diversify and secure North American REE supplies amid global supply chain vulnerabilities, including China's recent extensions of production quotas on imported concentrates.

Qualified Person and Historical Results

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo., Senior Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects, who has prepared and reviewed the content of this press release.

The results discussed in this document are considered historical. An Apex Critical Metals Corp. qualified person has not performed sufficient work or data verification to validate these results in accordance with NI 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the Property's potential and are relevant for any future exploration program.

1. Molycorp, Inc. (1973-1986). Elk Creek Carbonatite Exploration Drill Program Reports. Internal company records, archived at the Nebraska Geological Survey, Lincoln, Nebraska, USA.

2. Quantum Rare Earth Developments Corp. (2011). "Quantum Announces Additional Rare Earth Element Results." News Release, March 23rd, 2011.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company's flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America's most advanced niobium-REE deposits. Historical drilling across the complex has reported broad intervals of high-grade REE mineralization, including intercepts such as 155.5 m of 2.70% REO and 68.2 m of 3.32% REO.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed a significant niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system.

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to the interest in US-based prospective assets acquired by the Company (more particularly described above), including the potential for additional acquisitions and the potential for exploration and option exercises, the potential for future political and economic trends to persist or intensify in a manner which is favourable to the Company's prospects, and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company's properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company's properties or the exercise of purchase options on the Companies newly leased United States prospects; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.